UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)

INCYTE CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45337C-10-2

(CUSIP Number)

Leo Kirby
667 Madison Avenue, 19th Floor
New York, NY 10021
(212) 521-2418

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13D

CUSIP No. 45337C-10-2	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,917
	8	SHARED VOTING POWER 4,580,344
	9	SOLE DISPOSITIVE POWER 37,917
	10	SHARED DISPOSITIVE POWER 4,580,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,618,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 45337C-10-2	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,580,344
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,580,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

                This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”) of Incyte Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at Route 141 & Henry Clay Road, Building E336, Wilmington, Delaware 19880.

Item 2.	Identity and Background.

                This statement is being filed by Julian C. Baker and Felix J. Baker (each, a “Reporting Person”), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:

Name	Business Address	Present Principal Occupation
Julian C. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)
Felix J. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)

                During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

                The funds used to purchase the shares of Common Stock reported in Item 5 below were provided from the available working capital of the entities there indicated.

Item 4.	Purpose of Transaction.

                The entities referred to in Item 5 below acquired the shares of Common Stock set forth therein solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

                Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions,

Page 4 of 8 Pages

the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

                Julian C. Baker is a Director of the Company.

Item 5.	Interest in Securities of the Issuer.

                Set forth in the table below is the aggregate number of shares of Common Stock, including shares that may be acquired upon conversion of 5.5% Convertible Subordinated Notes due 2007 at the presently applicable conversion price of $67.4195, shares that may be acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of stock options, beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 72,753,938 shares outstanding on March 31, 2004, as reported on the Company’s Form 10-Q for the fiscal quarter ended March 31, 2004.

Name	Number of Shares	Percent of Class Outstanding
Baker/Tisch Investments, L.P.

Baker Bros. Investments, L.P.

Baker Bros. Investments II, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II (Z), L.P.

FBB Associates

Julian C. Baker

Total	278,593 208,815 128,640 2,174,811 1,661,628 72,200 55,659 37,917[1] 4,618,261	0.4% 0.3% 0.2% 3.0% 2.3% 0.1% 0.1% 0.1% 6.3%

Page 5 of 8 Pages

(1)	Represents shares that may be acquired upon exercise of stock options.

                By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote of and dispose or direct the disposition of those shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Except as reported herein, neither of the Reporting Persons has any contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 6 of 8 Pages

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2004

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 7 of 8 Pages